Exhibit 99.51

GRANDE WEST TRANSPORTATION GROUP INC.

Management Discussion and Analysis

For the three and nine months ended September 30, 2020

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Grande West Transportation Group Inc. (“Grande West” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Grande West’s consolidated financial statements for the three and nine months ended September 30, 2020 (including notes) (the “financial statements”). Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Grande West’s public disclosure statements are available on SEDAR at www.sedar.com. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All figures are expressed in Canadian dollars except where otherwise indicated. This MD&A has been prepared as of November 20, 2020.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of Grande West, are forward-looking statements. Forward looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Grande West; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include the uncertainties involving the need for additional financing to market Grande West’s products and provide after-sales maintenance and support services to Grande West’s customers; access to adequate services and supplies to operate Grande West’s business; availability of financing in the debt and capital markets; the need to obtain governmental approvals; unexpected cost increases, which could include increases in estimated capital and operating costs; fluctuations in price of materials used in the manufacture of our products and currency exchange rates; availability of a qualified work force; customers’ reliance on funding from various levels of government to purchase our products; fuel shortages and fuel prices; competitors’ ability to develop competing products; our ultimate ability to develop, manufacture and sell Grande West’s products on economically favorable terms; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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About Grande West

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas, CNG, and electric propulsion drive systems.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group (“ABG”), its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

Grande West trades on the TSX Venture exchange under the symbol BUS and the U.S. OTCQX GWTNF.

Third Quarter Highlights

●	Bus, aftermarket parts and other revenue for the three months ended September 30, 2020 of $8,921,227 compared to $1,605,755 for the three months ended September 30, 2019
●	Net loss for the three months ended September 30, 2020 of $1,309,076 compared to net loss of $2,111,189 for the three months ended September 30, 2019
●	Adjusted EBITDA loss for the three months ended September 30, 2020 of $674,988 compared to an adjusted EBITDA loss of $1,768,084 for the three months ended September 30, 2019 (see “Non-GAAP Measures”)
●	Deliveries of 20 Vicinity buses for the three months ended September 30, 2020 compared to nil for the three months ended September 30, 2019
●	Bus, aftermarket parts and other revenue for the nine months ended September 30, 2020 of $21,591,130 compared to $19,217,650 for the nine months ended September 30, 2019
●	Net loss for the nine months ended September 30, 2020 of $3,833,805 compared to net loss of $3,226,096 for the nine months ended September 30, 2019
●	Adjusted EBITDA loss for the nine months ended September 30, 2020 of $2,431,003 compared to an adjusted EBITDA loss of $1,572,124 for the nine months ended September 30, 2019 (see “Non-GAAP Measures”)
●	Deliveries of 49 Vicinity buses for the nine months ended September 30, 2020 compared to 35 for the nine months ended September 30, 2019

The Company reports results for the three months ended September 30, 2020 of 20 Vicinity buses delivered, revenue of $8,921,227, net loss of $1,309,076 and gross margin of $565,859, which was 6% of revenue. Results for the third quarter of 2019 were nil buses delivered, revenue of $1,605,755, net loss of $2,111,189 and gross margin loss of $41,582, which was (3%) of revenue.

Business Overview

Corporate Update

Grande West has delivered over 450 buses in the Canadian and US markets. The Company is the market leader in the mid-size bus category in Canada where it sells its Vicinity branded buses.

William Trainer, Grande West President and CEO, stated, “our focus for 2020 has been on ensuring ongoing liquidity by delivering on existing orders and product line expansion. Our new 28 foot medium duty crossover bus, the Vicinity LT, is now available in electric propulsion (“EV”) and gasoline versions for purchase and delivery in 2021. The EV design includes world class technology partners hofer powertrain and LION Smart, which integrates a BMW battery system utilizing proven, existing automotive technology. The development and production of a mid-sized, low floor, fully electric transit bus with proven, readily available technology that can accommodate up to four wheelchair positions is a huge step forward for our Company and the transit industry. As for liquidity and deliveries, our 2020 financial result expectations were reduced after the onset of COVID-19. Our last published updated target of delivering 150 buses in 2020 was based on being able to deliver an order of approximately 90 buses before the end of the year. Delays due to COVID-19 at our suppliers and a lack of available shipping containers will shift a portion of this large order to being delivered in the first quarter of 2021. We will provide a corporate update on this order before the end of the year. Our operations remain healthy and we are currently looking to expand our Company through the building of a manufacturing plant in the U.S. The Company is gaining significant momentum and the outlook for Grande West growth remains very positive.”

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Recent Developments and Subsequent Events

In February of 2020, the Company announced that it received a new contract from its U.S. distributor, Atlanta-based Alliance Bus Group (“ABG”) for new bus orders with a value of approximately $40M CAD. Grande West will deliver the Purpose-Built Vicinity Buses in the fourth quarter of 2020 and first quarter of 2021. The new buses will replace an old fleet currently operating throughout multiple locations in the USA with a world-class business and bus operator.

In October of 2020, the Company renewed its revolving credit facility agreement for a three-year term with a financial institution for a maximum amount of $20 million. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus U.S. prime rate for loans denominated in U.S. dollars. Per the terms of the agreement, the Company must maintain a fixed charge coverage ratio if the Company borrows over 75% of the available facility.

In November of 2020, the Company announced a partnership with LION Smart GmbH to integrate BMW technology as its electric vehicle solution. The Contract between Grande West Transportation and Lion Smart includes engineering services covering software, mechanical and electrical adaptation, battery management and the integration of 400V BMW battery packs into the Vicinity LT EV. The demonstration Vicinity LT EV is scheduled for delivery to Grande West in the first quarter of 2021.

In November of 2020, the Company announced a partnership with hofer powertrain, a German drivetrain system supplier, to integrate the electric vehicle powertrain and management solution into its Vicinity EV buses. This partnership will allow Grande West to expedite Vicinity EV production to customers for 2021 deliveries.

In November of 2020, the Company closed a private placement for 8,659,118 units at a price of $1.00 per unit. Each unit is comprised of one common share of the Company and one-half of one share purchase warrant. Each warrant will allow the holder to acquire an additional common share of the Company at a price of $1.50 per share for a period of two years from the date of closing of the placement.

COVID-19 Update

In response to the COVID-19 pandemic and global market volatility, the Company has activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Grande West has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customers’ needs. The Company is following the advice of health authorities in each jurisdiction where it operates. Grande West has implemented social distancing, team separation, and extensive work-from-home initiatives, as well as eliminated all non-essential travel.

Management is monitoring the situation very closely and is evaluating the impact the virus will have on the Company’s delivery schedule. Some expected 2020 sales to private operators have been delayed as a result of the pandemic. Our last published updated target of delivering 150 buses in 2020 was based on being able to receive an order of approximately 90 buses from our manufacturer before the end of the year. Delays due to COVID-19 at our suppliers and a lack of available shipping containers will shift a portion of this large order to being delivered in the first quarter of 2021. The Company’s manufacturing partner overseas is operating and currently producing to meet the Company’s needs. Our U.S. manufacturing partner temporarily idled operations. This will slow down Buy America production deliveries until the facility is back online and operating at full capacity. Although deliveries out of the U.S. may be delayed, the purchase orders are firm and are still targeted to be delivered in 2020.

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Our supply chain is currently able to provide us with the necessary components for production and aftermarket part sales but there is a risk of potential disruptions. Our aftermarket parts division will continue operating and servicing all our customers.

The Company remains well-positioned to serve its customers. As conditions evolve, Grande West will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Credit lines remain active, allowing the Company access to capital, however Grande West recognizes that the effects of the COVID-19 pandemic and government or customer reactions could ultimately be materially disruptive.

Grande West is taking significant actions to control where it can, particularly surrounding costs and capital investments. The Company has started reductions with senior management, where salaries were reduced effective April 1, 2020. The Company has also implemented strict cost containment measures throughout the organization, including freezing recruiting activities and minimizing all discretionary costs. Grande West is taking proactive measures to actively control working capital and retain cash throughout the COVID-19 crisis.

The Canadian Government has implemented policies giving aid to businesses due to COVID-19, as a result the Company has received $543,654 in aid during the nine months ended September 30, 2020 which was recognized as a decrease in salary expenses.

William Trainer, President and CEO of Grande West stated, “We continue to monitor the COVID-19 situation closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationship will position us well to navigate the current environment.”

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for its application and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Grande West to prosper. Once we are through the current COVID-19 pandemic, the outlook for Grande West, including significant growth in the U.S., remains very positive.

During 2017 and 2018, the Company achieved record revenues. We experienced a decline in the backlog during 2018 mainly due to lower order intake, which impacted 2019 results. Bid activity during 2019 was significantly higher than in 2018, which will translate into higher 2020 sales. We are maintaining our strong leadership position in our market segment in Canada and we continue to make progress in the U.S. market. During the first nine months of 2020 we completed and delivered six of our first Buy America orders and others are just completing production. We have received further Buy America orders for deliveries starting in 2021.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. Both countries have approved emergency funding for transit as a result of COVID-19. In Canada, dedicated funding of $1.8 billion for public transit has been included in the safe restart agreement among the federal, provincial, and territorial governments. In the U.S. the Federal government has awarded $25 billion in emergency funding grants to public transportation systems. $15.75 billion was also announced as part of the Heroes Act providing additional transit funding.

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In the U.S. the Consolidated Appropriations Act was passed for 2020 and continues elevated funding levels with more than $13 billion allocated for public transportation and intercity passenger rail.

In Canada in 2017, the federal government allocated $21.1 billion over 11 years to transit construction, expansion and rehabilitation. The 2019 Liberal platform included a plan to enable procurement of 5,000 electric transit and school buses over the next five years.

The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The Company has implemented a robust risk management process to ensure the health and safety of its employees and continued access to supply chain materials, but the ongoing nature of the pandemic may adversely impact results in the future.

Part of our strategic plan is to expand our product line by adding a 100% zero emission electric propulsion system to our existing Vicinity bus models and adding the Vicinity LT bus model to our product lineup. The Vicinity electric bus will place Grande West in an excellent position to capture market share as the demand for zero emissions buses grows. Our smaller LT bus model will provide Grande West access to the high end cutaway bus market segment. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs and Surtaxes

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthening our U.S.-based operations and component sourcing.

Management currently expects an immaterial impact for 2020 for any market increases for our current deliverables. Any future component cost increases should be substantially recoverable through new RFPs or through producer price index (PPI) mechanisms in multiyear contracts.

Non-GAAP Financial Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Management believes that Adjusted EBITDA is an important measure in evaluating the historical operating performance of the Company. However, Adjusted EBITDA is not a recognized earnings measure under IFRS and does not have a standardized meaning prescribed by IFRS. Accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Readers of this MD&A are cautioned that Adjusted EBITDA should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as indicators of the Company’s performance, or cash flows from operating activities determined in accordance with IFRS as a measure of liquidity and cash flow. The Company defines and has computed EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, non-operating income and expenses, and share based compensation.

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The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended	3 months ended	9 months ended	9 months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
(unaudited)	$		$	$

Net Comprehensive loss	(1,309,076)	(2,111,189)	(3,833,805)	(3,226,096)
Add back
Stock based compensation	256,056	(26,669)	403,669	419,481
Interest and finance costs	229,677	142,927	564,513	536,749
Foreign exchange loss (gain)	(98,848)	(30,442)	(303,931)	(64,897)
Amortization	247,203	257,289	738,551	762,639
Adjusted EBITDA	(674,988)	(1,768,084)	(2,431,003)	(1,572,124)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measure – gross margin

Gross margin is a non-GAAP measure calculated as the difference between revenue and cost of sales. Gross margin expressed as a percentage is calculated as the difference between revenue and cost of sales, divided by revenue.

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Summary of Quarterly Results

The following selected financial information is derived from financial statements of the Company. The information has been prepared by management in accordance with IFRS and is stated in Canadian dollars.

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
(unaudited)	$	$	$	$	$	$	$	$
Revenue	8,921,227	8,701,920	3,967,983	5,430,520	1,605,755	11,878,861	5,733,034	8,511,617
Gross margin	565,859	497,306	92,232	697,518	(41,582)	2,341,956	1,340,084	2,116,977
Net (loss) income	(1,309,076)	(794,577)	(1,730,152)	(1,759,313)	(2,111,189)	(434,507)	(680,400)	(1,154,588)
Basic and diluted earnings (loss) per share	(0.02)	(0.01)	(0.02)	(0.02)	(0.03)	(0.01)	(0.01)	(0.02)

Cash and cash equivalents	1,286,224	440,804	2,960,071	757,261	520,822	4,420,834	247,880	2,732,437
Working capital	10,051,906	10,809,593	11,244,367	12,209,177	14,045,977	16,372,602	16,432,294	16,921,864
Total assets	32,709,301	38,686,222	32,645,001	36,904,461	32,076,233	35,642,905	39,171,081	40,445,904
Non-current financial liabilities	1,668,586	1,626,347	1,551,714	1,633,700	2,567,231	2,669,504	2,684,733	2,404,022

Variability of revenues, gross margin, and net income (loss) over the past 8 quarters is mainly driven by the timing of delivery of buses.

Three and Nine Months Ended September 30, 2020 Earnings Review

	3 months ended	3 months ended
	September 30, 2020	September 30, 2019
(unaudited)	$	$

Revenue	8,921,227	1,605,755
Gross margin	565,859	(41,582)
Net (loss) income	(1,309,076)	(2,111,189)
Basic and diluted earnings per share	(0.02)	(0.03)

Revenue

Revenue for the three months ended September 30, 2020 was $8,921,227 compared to $1,605,755 for the three months ended September 30, 2019, representing a 456% increase. This represented 20 deliveries versus nil deliveries in the previous period.

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Gross Margin

Gross margin for bus sales and other revenue for the three months ended September 30, 2020 was $565,859 or 6% of revenue as compared to the three months ended September 30, 2019, which had a gross margin loss of $41,582 or (3%). The gross margin for the third quarter of 2020, before allocating overheads, was in line with expected results and reflects a lower margin product mix.

	9 months ended	9 months ended
	September 30, 2020	September 30, 2019
(unaudited)	$	$

Revenue	21,591,130	19,217,650
Gross margin	1,155,397	3,640,458
Net (loss) income	(3,833,805)	(3,226,096)
Basic and diluted earnings per share	(0.05)	(0.04)

Revenue

Revenue for the nine months ended September 30, 2020 was $21,591,130 compared to $19,217,650 for the nine months ended September 30, 2019, representing a 12% increase. This represented 49 deliveries versus 35 deliveries in the previous period. The decrease in revenue per bus is related to product mix.

Gross Margin

Gross margin for bus sales and other revenue for the nine months ended September 30, 2020 was $1,155,397 or 5% of revenue as compared to the nine months ended September 30, 2019, which had a gross margin of $3,640,458 or 19%. The margin for the nine months ended September 30, 2020 decreased due to product mix. The initial Buy America compliant buses were delivered in 2020, which had a lower margin. The margins realized in the U.S. are expected to increase over time with experience similar to the evolution of margins realized on Canadian sales. The nine months ended September 30, 2020 also includes the sale of eight buses at a lower price for marketing purposes and liquidity related to COVID-19.

Liquidity and Selected Cash Flow Items

	September 30, 2020	December 31, 2019
(unaudited)	$	$

Cash and cash equivalents	1,286,224	757,261
Working capital	10,051,906	12,209,177
Total assets	32,709,301	36,904,961
Non-current financial liabilities	1,668,586	1,633,700

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Grande West has working capital of $10,051,906 as of September 30, 2020 compared to working capital as at December 31, 2019 of $12,209,177. Working capital has decreased due to the negative results from operations. During the nine months ended September 30, 2020, 49 buses were delivered to customers. Grande West had a cash and cash equivalents balance of $1,286,224 as at September 30, 2020 compared to $757,261 as at December 31, 2019.

Cash provided by operating activities after changes in non-cash operating working capital during the nine months ended September 30, 2020 was $830,716 compared to cash consumed of $1,158,100 during the nine months ended September 30, 2019. The increase of $1,988,816 from the previous year was mainly due to the change in net income and non-cash working capital items.

As at September 30, 2020, financing activities consumed cash of $143,819 compared to the nine months ended September 30, 2019, where financing activities consumed cash of $566,077.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable and accrued liabilities, credit facility, debt facilities and other long-term liabilities. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature and current market rates for similar financial instruments.

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and
●	to provide an adequate return to shareholders through expansion of the Company’s product line and operations corresponding to the level of risk.

The Company considers its share capital, other shareholders’ equity, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from its lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Credit facility (Note 4 of the financial statements).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt. Certain of the Company’s cash amounts have been restricted for the purposes outlined in Note 4 of the December 31, 2019 audited financial statements.

Commitments

Refer to note disclosure in the financial statements (Note 12).

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

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Transactions with Related Parties

Expenses incurred to key management are:

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
Salaries and Benefits	$780,531	$1,329,758
Directors’ fees	33,008	71,867
Rent (1)	162,183	18,517
Share based payments	386,170	250,748
	$1,361,892	$1,670,890

1)	During the nine months ended September 30, 2020 the Company paid $159,750 in rent to a company owned by a director. $162,183 was recognized as depreciation and interest expense on the lease.

During the nine months ended September 30, 2019 rent in the amount of $17,750 was paid by the Company to a company with a common director and recognized as rent expense.

Balances with key management and other related parties are:

As at September 30, 2020, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $53,209

(September 30, 2019 - $33,443).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 6 as well as the audited consolidated financial statements for the year ended December 31, 2019.

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Segment Information

Allocation of revenues to geographic areas is as follows:

	Nine months	Nine months
	ended	ended
	September 30,	September
	2020	30,2019
	$	$
Canada
Bus sales	15,962,805	11,962,149
Spare part sales	2,285,443	2,339,363
Operating lease revenue	216,000	574,667

United States
Bus sales	2,689,656	3,591,326
Spare part sales	164,545	750,145
Operating lease revenue	272,681	—
Total	21,591,130	19,217,650

During the nine months ended September 30, 2020, the Company had bus sales of $13,494,167 and $2,689,656 to two customers representing 62% and 12% of total sales, respectively. During the nine months ended September 30, 2019, the Company had bus sales of $5,353,989 and $3,591,326 to two customers representing 28% and 19% of total sales, respectively.

Outstanding Share Data

Issued and outstanding as of the date of this report:

85,477,263 common shares

3,145,000 stock options

273,384 deferred share units

5,379,559 warrants

Disclaimer

This document does not form part of any offer of securities or constitute a solicitation of any offer to purchase or subscribe for securities. The sole purpose of this presentation, in paper or electronic form, is strictly for information.

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